Exhibit 4.37

Summary of the Rural Partnership Agreement, entered into on November 1, 2017, in connection with Fazenda Chaparral

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the current company vested in the possession of the land, Vanderlei Hernandes, as the individual interested in entering into a rural partnership with BrasilAgro, and Imobiliária Cajueiro Ltda., as the owner of the land.

Purpose: Granting of the possession, for a three-year term, of a total area equivalent to 1,266 useful hectares, which comprises the plots of land 501, 502, 601 e 602 of Fazenda Chaparral on behalf of Mr. Vanderlei Hernandes for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. Jaborandi Agrícola Ltda. shall be entitled to 17% of the earnings therefrom (or six bags of soybeans per hectare, whichever is greater) and Mr. Vanderlei Hernandes shall be entitled to the remaining 83%.